                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                             AQUA CARE SYSTEMS, INC.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock,
                                  -------------
                            par value $.001 per share
                            -------------------------
                         (Title of Class of Securities)

                                    038373304
                                    ---------
                                 (CUSIP Number)

                                          With a copy to:

                                          Charles I. Weissman, Esq.
AV, Inc.                                  Swidler Berlin Shereff Friedman, LLP
Walter Neubauer                           The Chrysler Building
548 Amapola Avenue                        405 Lexington Avenue
Torrance, California 90501                New York, New York 10174
(310) 618-3737                            (212) 973-0111
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 28, 2001
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 CUSIP No. 038373304                                        Page 2 of 9 Pages
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

        AV, Inc.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF
   SHARES             1,184,900
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY        8   SHARED VOTING POWER
    EACH
  REPORTING     ----------------------------------------------------------------
   PERSON         9   SOLE DISPOSITIVE POWER
    WITH
                      1,184,900
                ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,184,900
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                             [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       39.9%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 CUSIP No. 038373304                                        Page 3 of 9 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

       Walter Neubauer
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
  NUMBER OF
   SHARES              1,184,900
BENEFICIALLY     ---------------------------------------------------------------
  OWNED BY         8   SHARED VOTING POWER
    EACH
  REPORTING      ---------------------------------------------------------------
   PERSON          9   SOLE DISPOSITIVE POWER
    WITH
                       1,184,900
                 ---------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,184,900
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       39.9%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

     The class of equity securities to which this statement relates is the common stock, $.001 par value per share (the "Common Stock"), of Aqua Care Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11820 NW 37th Street, Coral Springs, FL 33065.

ITEM 2.  IDENTITY AND BACKGROUND

     (a), (b), (c) and (f). This Schedule 13D is being filed jointly by AV, Inc., a Delaware corporation ("AV") and Walter Neubauer, the majority shareholder, director and President of AV. AV and Mr. Neubauer are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of both AV and Mr. Neubauer is 548 Amapola Avenue, Torrance, California 90501.

     Mr. Neubauer is principally employed as Chief Executive Officer of Conesys, Inc., a manufacturer of military interconnect devices whose address is 14251 Franklin Avenue, Tustin, California 92780-7008. Mr. Neubauer is a United States citizen.

     (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

     1,050,000 of the shares of Common Stock reported on herein were acquired by AV out of funds transferred to AV by its shareholders as a capital contribution. The remaining 134,900 shares of Common Stock reported on herein were transferred to AV by its shareholders as a capital contribution.

ITEM 4.  PURPOSE OF THE TRANSACTION

     All of the shares of Common Stock reported on herein were acquired by the Reporting Persons as an investment. The Reporting Persons believe that the recent market price of the Common Stock does not accurately reflect the potential value the Issuer and that, under new management, the potential value of the Issuer could be more fully realized. For that reason, Purchaser commenced a tender offer for up to 1,050,000 shares of Common Stock of the Issuer. Such tender offer successfully expired on March 28, 2001, at which time 1,050,000 shares of Common Stock were acquired. On March 30, 2001, the Issuer issued a press release announcing the resignation of Chief Executive Officer and the Chief Financial Officer, effective April 28, 2001. The Reporting Persons intend, as soon as practicable, to elect a new board of directors of the Issuer and replace its senior management.

     The Purchaser intends that, if a new board and new management is put into place, the Issuer will remain in and grow its current business designing, manufacturing and selling fluid handling, filtration and water purification systems and products through the strategic acquisition of companies engaged in such businesses. Further, the Reporting Persons intend that the Issuer will remain publically traded.

     The Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

     Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b)

     AV has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,184,900 shares of Common Stock. Accordingly, AV may be deemed to be the beneficial owner of 1,184,900 shares of Common Stock, or 39.9% of the outstanding shares of Common Stock.

     As President and a director of AV, Mr. Neubauer has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,184,900 shares of Common Stock beneficially owned by AV. Accordingly, Mr. Neubauer may be deemed to be the beneficial owner of 1,184,900 shares of Common Stock, or 39.9% of the outstanding shares of Common Stock.

     The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 2,971,238 outstanding shares of Common Stock of the Issuer as of February 28, 2001, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2000 dated March 28, 2001.

     (c) After attempting to negotiate a transaction with the Issuer, on February 22, 2001, AV commenced an offer to purchase for cash up to 1,050,000 shares of the Common Stock at $2.25. The tender offer expired on March 28, 2001, at which time 1,050,000 shares of Common Stock had been validly accepted and not withdrawn and were accepted for payment.

     All other transactions in the Common Stock by the Reporting Persons during the past 60 days are set forth on Annex A hereto.

     (d) Not Applicable.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A. Agreement of Joint Filing.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               AV, INC.

                                               By: /s/ Walter Neubauer
                                                  ------------------------------
                                                  Name: Walter Neubauer
                                                  Title: President



                                                  /s/ Walter Neubauer
                                               ---------------------------------
                                                      Walter Neubauer





Dated: April 9 , 2001

                                                                       EXHIBIT A

                            AGREEMENT OF JOINT FILING

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of Aqua Care Systems, Inc. and that this Agreement be included as an Exhibit to such filing.

     This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 9th day of April, 2001.


                                               AV, INC.

                                               By: /s/ Walter Neubauer
                                                  ------------------------------
                                                  Name: Walter Neubauer
                                                  Title: President



                                               /s/ Walter Neubauer
                                               ---------------------------------
                                               Walter Neubauer

                                     ANNEX A

                           TRANSACTIONS IN THE SHARES

     Set forth below is a description of each transaction in the shares of Common Stock that was effected during the sixty days prior to the date of this
Schedule 13D by any of the Reporting Persons:

     All of the below trades were made through accounts jointly held by Mr. Neubauer and an associate, and the shares of Common Stock in such accounts were transferred in February 2001 to accounts held by AV. Such shares of Common Stock were transferred as a capital contribution to AV.



TRANSACTION         QUANTITY     AMOUNT ($)    SHARE PRICE    ACTIVITY DATE
Purchase             3,400        5,327.50       1 9/16         02/05/01
Purchase             1,600        2,515.00       1 9/16         02/07/01
Purchase             500            765.00       1 1/2          02/08/01